Filed pursuant to Rule 424(b)(3)
File No. 333-282873

Up to $1,000,000,000
Common Stock
Supplement No. 1, dated February 20, 2025
to
Prospectus, dated October 29, 2024 and
Prospectus Supplement, dated October 30, 2024

This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated October 30, 2024 (the “ATM Prospectus Supplement”), and the accompanying prospectus, dated October 29, 2024 (the “Base Prospectus,” and together with the ATM Prospectus Supplement and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the sale of shares of common stock of Capital Southwest Corporation in an “at-the-market” offering (the “ATM Program”) pursuant to those certain (i) third amended and restated equity distribution agreements, each dated May 26, 2021 and as amended from time to time, with each of Jefferies LLC (“Jefferies”) and Raymond James & Associates, Inc. (“Raymond James”) and (ii) amended and restated equity distribution agreements, each dated May 26, 2021 and as amended from time to time, with each of Citizens JMP Securities, LLC (f/k/a JMP Securities LLC) (“Citizens JMP”) and B. Riley Securities, Inc. (“B. Riley” and, together with Jefferies, Raymond James and Citizens JMP, the “Sales Agents”). The terms the “Company,” “CSWC,” “we,” “us,” and “our” refer to Capital Southwest Corporation and its subsidiaries, unless indicated otherwise. Capitalized terms used but not defined herein shall have the same meaning given them in the ATM Prospectus Supplement.
You should carefully read the entire Prospectus and this supplement before investing in our common stock. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the information set forth under the sections entitled “Risk Factors” on page S-9 of the ATM Prospectus Supplement, page 10 of the Base Prospectus and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2024, which is incorporated by reference into the Prospectus, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated into the Prospectus, before investing in our common stock.
STATUS OF THE "AT-THE-MARKET" OFFERING
From March 4, 2019 to December 31, 2024, we sold a total of 30,048,664 shares of our common stock under the ATM Program for gross proceeds of approximately $641.4 million and net proceeds of approximately $629.8 million, after deducting commissions to the Sales Agents on shares sold and offering expenses. As a result and as of the date hereof, up to approximately $346.6 million in aggregate amount of our common stock remains available for sale under the ATM Program.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever there is a reference to fees or expenses paid by “you,” “us” or “CSWC,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:
Sales load (as a percentage of offering price)	1.50%	(1)
Offering expenses (as a percentage of offering price)	0.25%	(2)
Dividend reinvestment plan expenses	—%	(3)
Total shareholder transaction expenses (as a percentage of offering price)	1.75%

Annual Expenses (as a percentage of net assets attributable to common stock for the fiscal quarter ended December 31, 2024):
Operating expenses	3.17%	(4)
Interest payments on borrowed funds	7.70%	(5)
Income tax provision/(benefit)	0.18%	(6)
Total annual expenses	11.05%

(1)Represents the Sales Agents’ commission with respect to the shares of common stock being sold in this offering. There is no guarantee that there will be any additional sales of our common stock pursuant to the Prospectus.
(2)The percentage reflects estimated offering expenses for this offering of approximately $2,500,000, of which we have incurred $1,710,000 as of February 18, 2025, and assumes that we sell all $1.0 billion of shares of common stock available under the equity distribution agreements with the Sales Agents.
(3)The expenses of administering our dividend reinvestment plan (“DRIP”) are included in operating expenses. The DRIP does not allow shareholders to sell shares through the DRIP. If a shareholder wishes to sell shares they would be required to select a broker of their choice and pay any fees or other costs associated with the sale.
(4)Operating expenses in this table represent the estimated annual operating expenses of CSWC and its consolidated subsidiaries based on actual operating expenses for the quarter ended December 31, 2024. We do not have an investment adviser and are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals including, without limitation, compensation expenses related to salaries, discretionary bonuses and restricted stock grants.
(5)Interest payments on borrowed funds represents (a) our estimated annual interest payments based on actual interest rate terms under our credit facilities, with available commitments of $485 million under the Company's senior secured revolving credit facility (the “Corporate Credit Facility”) and available commitments of $200 million under the Company's special purpose vehicle financing credit facility (the “SPV Credit Facility”), and our anticipated drawdowns from our credit facilities, (b) our actual interest rate terms under the SBA Debentures and our anticipated drawdowns of the SBA Debentures, and (c) our estimated annual interest payments, based on actual interest rate terms, on the 3.375% notes due 2026 (the “October 2026 Notes”), the 7.75% notes due 2028 (the “August 2028 Notes”), and the 5.125% convertible notes due 2029 (the "2029 Convertible Notes"). As of December 31, 2024, we had $190.0 million outstanding under the Corporate Credit Facility, $118.0 million outstanding under the SPV Credit Facility, $175.0 million outstanding under the SBA Debentures, $150.0 million in aggregate principal of the October 2026 Notes outstanding, $71.9 million in aggregate principal of the August 2028 Notes outstanding, and $230.0 million in aggregate principal of the 2029 Convertible Notes outstanding. Any future issuances of debt securities will be made at the discretion of management and our board of directors after evaluating the investment opportunities and economic situation of the Company and the market as a whole.
(6)Income tax provision/(benefit) relates to the accrual of (a) deferred and current tax provision/(benefit) for U.S. federal income taxes and (b) excise, state and other taxes. Deferred taxes are non-cash in nature and may vary significantly from period to period. We are required to include deferred taxes in calculating our annual expenses even though deferred taxes are not currently payable or receivable. Income tax provision/(benefit) represents the estimated annual income tax provision/(benefit) of CSWC and its consolidated subsidiaries based on actual income tax provision/(benefit) for the quarter ended December 31, 2024.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above. These amounts assume (1) a 1.50% sales load (Sales Agents discounts and commissions) and (2) offering expenses totaling 0.25%.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming 5.0% annual return	$128	$357	$559	$966

The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends at NAV, participants in our DRIP will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the average purchase price of all shares of common stock purchased by the administrator of the DRIP in the event that shares are purchased in the open market to satisfy the share requirements of the DRIP, which may be at, above or below NAV. See “Dividend Reinvestment Plan” in the Base Prospectus for additional information regarding our DRIP.
PRICE RANGE OF COMMON STOCK AND HOLDERS

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol “CSWC.”

The following table sets forth, for each fiscal quarter within the two most recently completed fiscal years and subsequent interim periods, the range of high and low selling prices of our common stock as reported on the Nasdaq Global Select Market, as applicable, and the sales price as a percentage of the NAV per share of our common stock.

		Price Range
	NAV (1)	High	Low	Premium (Discount) of High Sales Price to NAV (2)	Premium (Discount) of Low Sales Price to NAV (2)

Year ending March 31, 2025
Fourth Quarter (through February 18, 2025)	*	$23.86	$21.50	*	*
Third Quarter	$16.59	25.90	20.68	56.12%	24.65%
Second Quarter	16.59	27.23	22.70	64.14	36.83
First Quarter	16.60	27.22	24.08	63.98	45.06
Year ended March 31, 2024
Fourth Quarter	16.77	26.17	23.06	56.05	37.51
Third Quarter	16.77	24.29	20.72	44.84	23.55
Second Quarter	16.46	23.35	19.59	41.86	19.02
First Quarter	16.38	20.25	17.22	23.63	5.13
Year ended March 31, 2023
Fourth Quarter	$16.37	$20.20	$16.34	23.40%	(0.18)%
Third Quarter	16.25	19.72	16.28	21.35	0.18
Second Quarter	16.53	21.23	16.70	28.43	1.03
First Quarter	16.54	24.40	17.79	47.52	7.56

(1)NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)Calculated as the respective high or low share price divided by NAV and subtracting 1.

* NAV has not yet been determined.

On February 18, 2025, there were approximately 304 holders of record of our common stock, which did not include shareholders for whom shares are held in “nominee” or “street name.” On February 18, 2025, the closing price of our common stock on the Nasdaq Global Select Market was $23.81 per share.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from NAV per share or at premiums that are unsustainable over the long term are separate and distinct from the risk that our NAV per share will decrease. It is not possible to predict whether our common stock will trade at, above, or below NAV per share.